Exhibit 99.1

Borr Drilling Limited - Contemplated Private Placement of USD 50 million

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN, HONG KONG OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, 23 October 2023

Borr Drilling Limited (NYSE and OSE: BORR) (the “Company”) refers to the stock exchange announcement published earlier today in relation to the process of refinancing our secured debt (the “Refinancing”), and the contemplated issue of an aggregate principal amount of USD 1.5 billion of new senior secured notes (the “Notes”).

As a part of the Refinancing, and to facilitate attractive terms therein, the Company is contemplating a private placement (the “Private Placement”) of approximately USD 50 million in new shares (the “Offer Shares”), each with a par value of USD 0.10. The subscription price per Offer Share and the final number of Offer Shares to be issued will be determined by the Company’s board of directors (the “Board”)

The Offer Shares will upon delivery be recorded in Euronext Securities Oslo (“Euronext VPS”). No Offer Shares will be offered or sold to the public in the United States or in transactions on the NYSE.

Drew Holdings Ltd. (“Drew”) has pre-committed to subscribe for USD 5 million of Offer Shares in the Private Placement at a price equal to the closing price of the Company’s shares on the New York Exchange. Drew is closely associated to Mr. Tor Olav Trøim, being Chairman and Director of the Company, defined by the Market Abuse Regulation as a person discharging managerial responsibilities (“PDMR”). Further, the Company has received significant interest from a selective pre-sounding of the largest existing shareholders, such that the Private Placement is fully covered based on indications of interest as of the start of the Bookbuilding Period (as defined below). In case of strong demand during the Bookbuilding Period, these investors may be scaled down to their pro-rata allocation.

The net proceeds from the Private Placement, together with the net proceeds from the offering of the Notes, are intended to be utilized for the refinancing of existing secured debt and the remainder, if any, for general corporate purposes.

The bookbuilding period in the Private Placement (the “Bookbuilding Period”) commences today on 23 October 2023 at 22:30 (CEST) and closes on 24 October 2023 at 08:00 hours (CEST). The Company may, in its own discretion, extend or shorten the Application Period at any time and for any reason. If the Bookbuilding Period is extended or shortened, any other dates referred to herein may be amended accordingly.

The Private Placement will be directed towards Norwegian and international investors subject to and in compliance with applicable exemptions from relevant registration, filing and prospectus requirements, and subject to other applicable selling restrictions.

The conditional allocation of Offer Shares will be determined by the Board at its sole discretion, in consultation with the Managers following the expiry of the Bookbuilding Period. Delivery of the Offer Shares allocated in the Private Placement is expected to be settled through a delivery versus payment (“DVP”) settlement after pricing of the Notes, expected on or about [31 October 2023]. The Offer Shares are expected to be pre-paid by the Managers, pursuant to a pre-payment arrangement, to facilitate prompt issue of the Offer Shares in DTC and in Euronext VPS.

The completion of the Private Placement is subject to (i) all necessary corporate resolutions being validly made by the Company, including the approval by the Board, and their resolution to allocate and issue the Offer Shares, (ii) pricing of the Notes, and (iii) the issuance of the Offer Shares in Euronext VPS having taken place (the “Conditions”). The Company and the Managers reserve the right, at any time and for any reason, to cancel and/or modify the terms of the Private Placement without notice. Neither the Managers nor the Company will be liable for any losses incurred by applicants if the Private Placement is cancelled or modified, irrespective of the reason for such cancellation or modification.

The Company has considered the Private Placement in light of the equal treatment obligations under the Norwegian Securities Trading Act and the rules on equal treatment under Oslo Rule Book II for companies listed on the Oslo Stock Exchange and the Oslo Stock Exchange’s Guidelines on the rule of equal treatment, and the Board is of the opinion that the contemplated transaction is in compliance with these requirements and guidelines. The Private Placement is by the Board considered as an important part of the Refinancing to facilitate attractive terms. Taking into consideration the required coordination of the timing of the Offering with the Refinancing process, the Board has concluded that offering of new shares in a private placement, on a price equal to the prevailing market price, and with limited dilution, at this time to be in the common interest of the Company and its shareholders.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Important note

This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution is for information purposes only and does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Forward looking statements

This announcement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including a potential issuance of Notes and Offer Shares, the conditions to the Private Placement, the use of proceeds therefrom, expected timing of the Private Placement  and other statements relating to the Private Placement and other non-historical statements. These forward-looking statements are subject to numerous risks, uncertainties and assumptions, including risks relating to the contemplated Notes and Private Placement, including conditions to closing, risks related to changes in market conditions and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA). Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.